Exhibit 99.1

GigaCloud Technology Inc Announces Changes to its Board of Directors

WALNUT, Calif., August 10, 2023 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced changes to the composition of its board of directors (the “Board”).

Mr. Xin Wan, who served as the Company’s executive director, and Mr. Kainan Qian, who served as the Company’s non-executive director, have each resigned as a director of the Board, effective August 16, 2023. Mr. Wan will continue to serve as the Company’s chief technology officer.

Mr. Thomas Liu and Mr. Binghe Guo, who served as the Company’s independent directors, will retire from the Company’s Board effective on August 16, 2023 when their terms of office expire.

The Board would like to express its sincere gratitude and appreciation to Mr. Wan, Mr. Qian, Mr. Liu and Mr. Guo for their contribution to the Company during their tenure of service in the Board.

On August 10, 2023, the Board appointed each of Mr. Jan (John) William Visser and Mrs. Lorri Kelley to serve as a director of the Board. Each of Mr. Visser and Mrs. Lorri Kelley was also appointed to serve on the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee of the Board. Each of Mr. Visser and Mrs. Lorri Kelley will receive compensation in accordance with the Company’s compensation arrangements for independent directors.

Mr. Visser is the Vice President of Global Logistics for doTERRA International since August 2018. Previously, he worked at Walmart, Inc. for almost 19 years where he had various responsibilities, including his last role as a vice president leading teams to provide strategic direction, talent development, process efficiency expertise and cost reduction support to Walmart’s international markets. Mr. Visser has also served on Brigham Young University’s Global Supply Chain Advisory Board since 2011. Mr. Visser received his bachelor’s degree in Spanish Translation from Brigham Young University in 1992 and his MBA from the Thunderbird School of Global Management in 1996.

Mrs. Kelley is an established business executive, and in 2018 she founded Lorri Kelley Advisors, Inc., a strategic consulting firm providing services and guidance for manufacturers, retailers and a variety of service companies throughout the home and furniture industry. She has over 30 years of experience, serving in multiple executive roles, including President of BDI Furniture, Executive Vice President of Palliser Furniture, President and Chief Operating Officer for Home Elements, Chief Commercial Officer of Handy Living and Chief Sales and Marketing Officer at UNITERS North America. Mrs. Kelley is involved in all facets of the furniture industry, serving on the board of directors for City of Hope, WithIt and Klaussner Furniture. She received a Marketing and Merchandising Degree from Johnson County College in 1982.

“We are pleased to welcome John and Lorri to our Board. Both carry deep industry expertise, and are well qualified to provide GigaCloud with fresh insight and diverse viewpoints on the business. We are thrilled to have them join, and look forward to starting our work together,” said Larry Wu, Founder, Chairman of the Board of Directors, and Chief Executive Officer of GigaCloud. “I also want to thank Mr. Wan, Mr. Qian, Mr. Liu and Mr. Guo for their service over the past year. We appreciate your hard work and wish you all the best moving forward.”

Following the above changes to the composition of the Board, the Board will comprise five directors, three of whom are independent.

About GigaCloud Technology Inc

GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

GigaCloud Technology Inc

Investor Relations

Email: investor.relations@gigacloudtech.com

ICR

Ryan Gardella

Email: GigacloudIR@icrinc.com